June 26, 2014	QTRRF: OTCQX International
QTA: TSX VENTURE
NR-10-14

QUATERRA REPORTS ON CORPORATE MATTERS

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or “the Company”) (TSX-V: QTA; OTCQX: QTRRF) today announced that all resolutions were passed by the requisite majority at its annual general meeting held in Vancouver, British Columbia on June 25, 2014. Smythe Ratcliffe, Chartered Accountants were re-appointed as auditors of the Company for the ensuing year and shareholders approved the Company’s 2014 10% rolling stock option plan.

The following incumbent directors were re-elected: Thomas Patton, Steven Dischler, LeRoy Wilkes, Anthony Walsh, John Kerr, Todd Hilditch and Michael Berry. Tracy Stevenson did not stand for reelection and the Company thanks him for his valuable and dedicated service as a director over many years.

Following the annual general meeting, the board of directors re-appointed Steven Dischler as President & CEO, Thomas Patton as Chairman, Scott Hean as CFO, Eugene Spiering as VP Exploration and Lawrence Page, Q.C. as Corporate Secretary.

The Company’s report of voting results has been filed on the Company’s website.

The Company also announces that it has granted incentive stock options under its 10% rolling stock option plan to directors, officers, employees and consultants to purchase a total of 2,930,000 common shares at $0.10 per share exercisable for a period of five years. The options are subject to acceptance for filing by the TSX Venture Exchange.

On behalf of the Board of Directors,

Steven Dischler
President & CEO
Quaterra Resources Inc.

For more information please contact:
Mr. Steven Dischler, President & CEO
Quaterra Resources Inc.
775-463-9600

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.